Exhibit 2

Media

Release

28 NOVEMBER 2019

WESTPAC APPOINTS BOARD FINANCIAL CRIME COMMITTEE AND ANNOUNCES PROMONTORY TO UNDERTAKE FINANCIAL CRIME PROGRAM AND ACCOUNTABILITY REVIEW

Westpac Group Chairman, Lindsay Maxsted today announced that Promontory had been appointed to undertake the External Accountability and Financial Crime Program Review outlined in Westpac’s Response Plan.

The review, commissioned by the newly appointed Westpac Board Financial Crime Committee, would commence immediately.

“Westpac is determined to urgently address the issues that have given rise to the AUSTRAC statement of claim,” Mr Maxsted said.

“We are genuinely remorseful for any hurt caused by the shortcomings in our systems and processes and understand we need to find the root causes and ensure accountability.”

Mr Maxsted said the newly appointed Committee that would oversee the review on behalf of the Board of Westpac, is chaired by Non-Executive Director Peter Nash and includes other non-executive Directors, Nerida Caesar, Steven Harker and Margaret Seale.

“I am pleased Promontory has agreed to undertake this urgent external review given their background and global expertise on this matter,” Mr Maxsted said.

“They will be provided all the resources they need to ensure a thorough, rapid and independent analysis is undertaken.”

Mr Maxsted said the first priority would be reviewing issues associated with LitePay.

“If and where procedural, escalation or accountability failings are confirmed through Promontory’s review, there will be immediate action taken.”

Commenting on their appointment, Promontory Australasian Practice Leader, Jeff Carmichael said, “I am pleased to have been asked to undertake this important review.

“With the rapid digitisation of the global economy, the proliferation of financial crime has increased exponentially,” Dr Carmichael said.

“Governments and financial institutions all around the world are grappling with the complexities associated with both monitoring and managing the reporting of suspicious activity given the huge volumes of transactions taking place every day.

“As we have seen with the Westpac matter, the implications of systems, personnel or governance failings around financial crime can be very serious.”

In addition to Promontory’s appointment, Westpac will also establish an Accountability Review advisory panel of three independent experts to consider Promontory’s report and provide recommendations on governance as well as Board accountability. The makeup of the panel will be confirmed in coming days.

The recommendations of the reviews will be made public and implemented as soon as possible.

For further information:

David Lording	Andrew Bowden
Media Relations	Investor Relations
0419 683 411	0438 284 863